Exhibit 99.1

XTL Announces Receipt of Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency

RAMAT GAN, ISRAEL, Jan. 23, 2026 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq:XTLB) (TASE:XTLB.TA) (the “Company” or “XTL”), announced today that it has received a notification letter from The Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated January 20, 2026, notifying the Company that the Company currently does not meet the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(b)(1), to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. This Nasdaq determination was based on (i) the Company’s Form 6-K, dated December 30, 2025, that included financial information for the period ended June 30, 2025, and which reported stockholders’ equity deficit of $47,000, and (ii) that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations as of January 20, 2026.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s American Depositary Shares (“ADSs”), and the ADSs will continue to trade uninterrupted under the symbol “XTLB”. In accordance with the Nasdaq Listing Rules, the Company has 45 calendar days, or until March 6, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from receipt of the Notification Letter to evidence compliance.

XTL is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirements. Although XTL will use all reasonable efforts to achieve compliance with Rule 5550(b)(1), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

About XTL Biopharmaceuticals Ltd.

XTL is an IP Portfolio company that holds 100% of The Social Proxy Ltd. and IP portfolio including hCDR1 for Lupus (SLE) and Sjögren's Syndrome (SS) that the company sublicensed. The company actively pursues strategic collaborations and acquisitions to expand its therapeutic portfolio into high-value disease areas.

XTL trades on Nasdaq Capital Market (NASDAQ: XTLB) and Tel Aviv Stock Exchange (TASE: XTLB.TA).

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) whether to the Company will be able to receive sub-licensing fees relating to its Hcdr1 intellectual property, (ii) the Company’s ability to successfully manage and integrate The Social Proxy and any other joint ventures, acquisitions of businesses, solutions or technologies; (iii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iv) the ability to attract and retain qualified employees and key personnel; (v) adverse effects of increased competition on the Company’s future business; (vi) the Company’s ability to protect its intellectual property; (vii) the Company’s ability to successfully consummate the acquisition of 85% of the outstanding shares of NeuroNOS Ltd. pursuant to the letter of intent signed by it and Beyond Air, Inc., and, if consummated, to successfully manage and integrate NeuroNos Ltd.; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com